Exhibit 99.1

PolyPid Provides Corporate Update and Reports Second Quarter 2022 Financial Results

●	Signed Exclusive Licensing Agreement for Commercialization of D-PLEX100 in Europe for Potentially Over $110 Million in Upfront and Milestone Payments, Plus Royalties on Net Sales

●	Independent Data Safety Monitoring Board Recommended Concluding Phase 3 SHIELD I Trial of D-PLEX100 in Abdominal Soft Tissue Surgery Following Enrollment of the Minimum Number of Targeted Patients

●	Concluded Enrollment in Phase 3 SHIELD I Trial

●	Top-line Results from the Phase 3 SHIELD I Trial Anticipated by End of Q3 2022

●	Conference Call Scheduled for Today at 8:30 AM ET

PETACH TIKVA, Israel, August 10, 2022 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today provided a corporate update and reported financial results for the three and six months ended June 30, 2022.

Recent Corporate Highlights:

●	Entered into exclusive licensing agreement with ADVANZ PHARMA for the commercialization of D-PLEX100 for the prevention of surgical site infections (“SSIs”) in abdominal and cardiac surgeries in Europe for potentially over $110 million in upfront and milestone payments, plus transfer price and royalties on net sales in double-digit percentages of up to the mid-twenties.

●	Independent Data Safety Monitoring Board, or DSMB, recommended concluding SHIELD I (Surgical site Hospital acquired Infection prEvention with Local D-PLEX100) study evaluating D-PLEX100 for the prevention of abdominal soft tissue SSIs subsequent to the enrollment of 950 patients, which is the minimum number of targeted patients in the study protocol.

●	Concluded enrollment in SHIELD I trial in late May 2022, the largest Phase 3 trial conducted in infection prevention in abdominal surgery in over a decade. Top-line results are expected by the end of the current quarter, followed by potential NDA submission to the FDA and a European Union MAA filing. Based on prior receipt of breakthrough therapy designation, D-PLEX100 is eligible for a rolling NDA submission, which is targeted to be initiated in early 2023.

●	Published OncoPLEX animal model studies in 2022 ASCO annual meeting abstract book.

●	Dikla Czaczkes Akselbrad, Chief Executive Officer, was appointed to the Board of Directors, effective August 8, 2022. Additionally, Jonny Missulawin has been promoted to Senior Vice President of Finance.

“As we rapidly approach top-line results for SHIELD I, which are anticipated by the end of the current quarter, PolyPid is in the strongest operational and financial position that it has ever been in,” stated Dikla Czaczkes Akselbrad, PolyPid’s Chief Executive Officer. “Our recent licensing agreement with ADVANZ PHARMA to commercialize D-PLEX100 in the European markets supports the significant commercial potential of this promising therapy, represents substantial value for PolyPid and further validates our unique technology platform. This agreement is the first step in our transformation from a pure research & development company to a commercial organization.”

Financial results for three months ended June 30, 2022

●	Research and development (R&D), net expenses for the three months ended June 30, 2022, were $8.4 million, compared to $7.4 million for the same three-month period of 2021, as spending increased due to the expedited recruitment of the final patients in the SHIELD I Phase 3 clinical trial in abdominal surgery.

●	General and administrative (G&A) expenses for the three months ended June 30, 2022, were $2.2 million, compared to $2.4 million for the same period of 2021.

●	Marketing and business development expenses for the three months ended June 30, 2022, were $0.9 million, compared to $0.7 million for the same period of 2021.

●	For the three months ended June 30, 2022, the Company had a loss of $11.8 million, compared to a loss of $10.5 million for the same three-month period ended June 30, 2021.

Financial results for six months ended June 30, 2022

●	R&D expenses, net for the six months ended June 30, 2022, were $17.1 million, compared to $13.5 million for the same six-month period of 2021, as spending increased due to the expedited recruitment of the final patients in the SHIELD I Phase 3 clinical trial in abdominal surgery.

●	G&A expenses for the six months ended June 30, 2022, were $4.7 million, compared to $4.6 million for the same period of 2021.

●	Marketing and business development expenses for the six months ended June 30, 2022, were $1.7 million, compared to $1.4 million for the same period of 2021.

●	For the six months ended June 30, 2022, the Company had a loss of $23.7 million, compared to a loss of $19.2 million for the same six-month period ended June 30, 2021.

Balance Sheet Highlights

●	As of June 30, 2022, the Company had cash and cash equivalents and deposits in the amount of $23.8 million, not including the second tranche of $2.5 million from the Kreos Capital VI (Expert Fund) LP (“Kreos”) loan, which was drawn in July 2022. PolyPid expects that its cash balance, together with the upfront payment from ADVANZ PHARMA and the proceeds from the Kreos loan, will be sufficient to fund operations through the end of the second quarter of 2023. This estimated cash runway does not include the potential milestone payment of up to $12.5 million from ADVANZ PHARMA that is contingent upon positive top-line results from the SHIELD I Phase 3 study, or additional development-related milestone payments of up to $8.4 million.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, August 10, 2022
Time:	8:30 AM Eastern Time
Q&A Participants:	https://register.vevent.com/register/BI985b31488d2141f99e4e9db5d66810fd
Webcast:	https://edge.media-server.com/mmc/p/itwzz9g3

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its ongoing clinical trials, its expectations regarding the timing of top-line results from the SHIELD-I study and potential NDA submission and MAA filing, potential milestone payments under the license agreement with ADVANZ PHARMA, the strength of its financial position and its expectation that its cash balance, together with the upfront payment from ADVANZ PHARMA and the proceeds from the Kreos loan, will be sufficient to fund operations through the end of the second quarter of 2023. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

IR@Polypid.com

Investors:

Bob Yedid

LifeSci Advisors

646-597-6989

Bob@LifeSciAdvisors.com

Media Contact:

Nechama Feuerstein

551-444-0784

Nechama.Feuerstein@finnpartners.com

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,640	$9,819
Restricted cash	576	397
Short-term deposits	12,139	22,384
Prepaid expenses and other current assets	661	2,211

Total current assets	25,016	34,811

LONG-TERM ASSETS:
Property and equipment, net	9,183	8,761
Other long-term assets	618	663

Total long-term assets	9,801	9,424

Total assets	$34,817	$44,235

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$2,168	$-
Trade payables	2,430	4,136
Accrued expenses and other current liabilities	4,106	3,940

Total current liabilities	8,704	8,076

LONG-TERM LIABILITIES:
Long-term debt	6,919	-
Other liabilities	84	199

Total long-term liabilities	7,003	199

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares with no par value - Authorized: 47,800,000 shares at June 30, 2022 (unaudited) and December 31, 2021 (audited); Issued and outstanding: 19,551,173 and 18,756,570 shares at June 30, 2022 (unaudited) and December 31, 2021 (audited), respectively	-	-
Additional paid-in capital	217,716	210,847
Accumulated deficit	(198,606)	(174,887)
Total shareholders’ equity	19,110	35,960
Total liabilities and shareholders’ equity	$34,817	$44,235

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Operating expenses:
Research and development, net	$17,095	$13,460	$8,398	$7,442
Marketing and business development	1,698	1,391	923	739
General and administrative	4,723	4,576	2,243	2,449

Operating loss	23,516	19,427	11,564	10,630
Financial expense (income), net	203	(263)	281	(153)

Loss	$23,719	$19,164	$11,845	$10,477

Basic and diluted loss per Ordinary share	$1.23	$1.03	$0.61	$0.56

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	19,222,423	18,685,906	19,505,246	18,747,967

The accompanying notes are an integral part of the interim condensed consolidated financial statements.